                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          McDERMOTT INTERNATIONAL, INC.

                                (Name of Issuer)

                          Common Stock, $1.00 Par Value

                         (Title of Class of Securities)

                                    580037109

                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].*

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------

*A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for Schedule 13D.

                                 SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                          3,436,700
   Shares
Beneficially               8        Shared Voting Power
  Owned By                          0
    Each
  Reporting                9        Sole Dispositive Power
   Person                           3,436,700
    With
                           10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                          3,436,700

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares    [X]

13       Percent of Class Represented By Amount in Row (11)
                          6.26%

14       Type of Reporting Person
                  OO, IA

                                 SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros  (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                          0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                          3,436,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                           0
    With
                           10       Shared Dispositive Power
                                    3,436,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,436,700

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares      |X|

13       Percent of Class Represented By Amount in Row (11)
                  6.26%

14       Type of Reporting Person
                  IA

                                SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
 Number of                          292,200
   Shares
Beneficially               8        Shared Voting Power
  Owned By                          3,436,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                           292,200
    With
                           10       Shared Dispositive Power
                                    3,436,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,728,900

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares      [ ]

13       Percent of Class Represented By Amount in Row (11)
                             6.79%

14       Type of Reporting Person
                  IA

                                SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Pennsylvania

                           7        Sole Voting Power
 Number of                          292,200
   Shares
Beneficially               8        Shared Voting Power
  Owned By                          0
    Each
  Reporting                9        Sole Dispositive Power
   Person                           292,200
    With
                           10       Shared Dispositive Power
                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    292,200

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares      [X]

13       Percent of Class Represented By Amount in Row (11)
                                    0.53%

14       Type of Reporting Person
                  OO, IA

Item 1.  Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $1.00 par value per share (the "Common Stock"), of McDermott International, Inc., a Panamanian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1450 Poydras Street, New Orleans, Louisiana 70112-6050. This Statement is being filed by the Reporting Persons (as defined herein) to report recent transactions in the Common Stock as a result of which the Reporting Persons may be deemed to be the beneficial owners of in excess of 5% of the outstanding Common Stock.

Item 2.  Identity and Background.

          This statement is being filed on behalf of Soros Fund Management LLC ("SFM LLC"), a Delaware limited liability company, Duquesne Capital Management, L.L.C. ("Duquesne LLC"), a Pennsylvania limited liability company, Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC, Duquesne LLC, and Mr. Soros, the "Reporting Persons"). This Statement relates to shares of Common Stock held for the accounts of Quantum Partners and the Duquesne LLC Clients (as defined herein).

          SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), and its principal operating subsidiary, Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

          The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Statement as applicable is a list of the Managing Directors of SFM LLC.

          The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

          The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole Managing Member of, Duquesne LLC, an investment advisory firm which is engaged in a variety of direct and indirect investments. Duquesne LLC has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients"). Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Statement as applicable is a list of the Managing Directors of Duquesne LLC.

          Pursuant to regulations promulgated under Section 13(d) of the Securities Act of 1933, as amended (the "Act"), SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of shares of Common Stock held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Common Stock.

          In addition, pursuant to regulations promulgated under Section 13(d) of the Act, each of Duquesne LLC and Mr. Druckenmiller, by virtue of his interest in, and position as sole Managing Member of, Duquesne LLC, may be deemed a beneficial owner of shares of Common Stock held for the accounts of the Duquesne LLC Clients as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such Common Stock.

          During the past five years, none of the Reporting Persons, Quantum Partners nor, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Quantum Partners expended approximately $74,614,461 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account during the past 60 days.

          Duquesne LLC expended approximately $6,439,687 of the working capital of the Duquesne LLC Clients to purchase the Common Stock which is reported in
Item 5(c) as having been purchased for their accounts during the past 60 days.

          The securities held for the accounts of Quantum Partners and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

          All of the shares of Common Stock reported herein as having been acquired for or disposed of from the accounts of Quantum Partners and the Duquesne LLC Clients were acquired or disposed of for investment purposes. None of Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

          Similarly, Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Duquesne LLC Clients, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

          (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 3,436,700 shares of Common Stock (approximately 6.26% of the total number of shares of Common Stock outstanding) held for the account of Quantum Partners.

          (ii) Mr. Druckenmiller may be deemed the beneficial owner of 3,728,900 shares of Common Stock (approximately 6.79% of the total number of shares of Common Stock outstanding). This number consists of (A) 3,436,700 shares of Common Stock held for the account of Quantum Partners and (B) 292,200 shares of Common Stock held for the accounts of the Duquesne LLC Clients.

          (iii) Duquesne LLC may be deemed the beneficial owner of the 292,200 shares of Common Stock for the accounts of the Duquesne LLC Clients (approximately 0.53% of the total number of shares of Common Stock outstanding).

          (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power and Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 3,436,700 shares of Common Stock held for the account of Quantum Partners.

          (ii) As a result of the contracts between Duquesne LLC and the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 292,200 shares of Common Stock held for the accounts of Duquesne LLC Clients.

          (c) Except for the transactions listed in Annex C hereto, there have been no transactions effected with respect to the shares of Common Stock since January 12, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners or the Duquesne LLC Clients. All of the transactions listed in Annex C were executed in routine brokerage transactions on the New York Stock Exchange.

          (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

          (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) in accordance with their advisory contracts with Duquesne LLC.

          (e) Not applicable.

          Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the Duquesne LLC Clients.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, other SFM Clients and/or Duquesne LLC Clients may lend Common Stock to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, other SFM Clients and/or Duquesne LLC Clients may borrow shares of Common Stock for the purpose of effecting, and may effect, short sale transactions, and may purchase Common Stock for the purpose of closing out short positions in Common Stock.

          Except as disclosed above the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          C. Joint Filing Agreement dated March 13, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

                                SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 13, 1997                       SOROS FUND MANAGEMENT LLC


                                            By: /s/ Michael C. Neus
                                                Michael C. Neus
                                                Assistant General Counsel


                                            GEORGE SOROS


                                            By: /s/ Michael C. Neus
                                                Michael C. Neus
                                                Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By: /s/ Michael C. Neus
                                                Michael C. Neus
                                                Attorney-in-Fact


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By: /s/ Gerald Kerner
                                                Gerald Kerner
                                                Managing Director

                                   ANNEX A

          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

                             Scott K. H. Bessent
                             Walter Burlock
                             Brian J. Corvese
                             Jeffrey L. Feinberg
                             Arminio Fraga
                             Gary Gladstein
                             Robert K. Jermain
                             David N. Kowitz
                             Alexander C. McAree
                             Paul McNulty
                             Gabriel S. Nechamkin
                             Steven Okin
                             Dale Precoda
                             Lief D. Rosenblatt
                             Mark D. Sonnino
                             Filiberto H. Verticelli
                             Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                  To the best of the Reporting Persons' knowledge:

                  (a) none of the above persons holds any shares of Common Stock; and

                  (b) none of the above persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                    ANNEX B

          The following is a list of all of the persons who serve as Managing Directors of Duquesne LLC (other than Stanley Druckenmiller):

                          Michael A. Shay ("Mr. Shay")
                          Gerald Kerner ("Mr. Kerner")

          Mr. Shay is a United States citizen whose principal occupation is serving as Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Kerner is a United States citizen whose principal occupation is serving as Managing Director of Duquesne LLC. Mr. Kerner's principal business address is Duquesne Capital Management L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

                  To the best of the Reporting Persons' knowledge:

                  (a)      neither of the above persons holds any Common
                           Stock; and

                  (b) neither of the above persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                     ANNEX C

    Recent Transactions in the Common Stock of McDermott International, Inc.



                           Date of      Nature of       Number        Price
For the Account of       Transaction   Transaction     of Shares     Per Share
------------------       -----------   -----------     ---------     ---------

QUANTUM PARTNERS LDC<F1>   2/14/97      Purchase        160,000       20.746
                           2/14/97      Purchase        200,000       20.587
                           2/14/97      Purchase        132,000       20.587
                           2/14/97      Purchase         40,000       20.747
                           2/18/97      Purchase        138,000       21.046
                           2/19/97      Purchase         13,500       21.145
                           2/19/97      Purchase         81,000       21.107
                           2/20/97      Purchase        100,000       20.685
                           2/21/97      Purchase          2,700       21.082
                           2/21/97      Purchase        135,000       21.101
                           2/21/97      Purchase         31,500       21.145
                           2/21/97      Purchase        167,000       21.161
                           2/24/97      Purchase         45,000       21.740
                           2/24/97      Purchase        139,500       21.861
                           2/25/97      Purchase        139,500       22.016
                           2/25/97      Purchase         36,000       21.957
                           2/25/97      Purchase         67,500       22.102
                           2/26/97      Purchase         51,300       21.912
                           2/26/97      Purchase        144,700       21.935
                           2/26/97      Purchase         87,300       21.871
                           2/27/97      Purchase         45,000       22.216
                           2/27/97      Purchase        112,500       22.398
                           2/28/97      Purchase         90,000       22.310
                           2/28/97      Purchase        157,500       22.381
                           2/28/97      Purchase        108,500       22.395
                           2/28/97      Purchase         24,800       22.383


<F1>
Transactions effected at the direction of SFM LLC.

                           Date of      Nature of       Number        Price
For the Account of       Transaction   Transaction     of Shares     Per Share
------------------       -----------   -----------     ---------     ---------

QUANTUM PARTNERS LDC<F1>   3/03/97      Purchase        116,200       22.161
                           3/03/97      Purchase         45,000       22.120
                           3/03/97      Purchase         45,000       22.060
                           3/04/97      Purchase            300       22.020
                           3/04/97      Purchase         94,500       22.102
                           3/04/97      Purchase         72,000       22.060
                           3/05/97      Purchase         72,000       22.185
                           3/05/97      Purchase         58,500       22.147
                           3/05/97      Purchase         90,000       22.119
                           3/06/97      Purchase          9,000       22.457
                           3/06/97      Purchase         90,000       22.506
                           3/07/97      Purchase          8,000       22.520
                           3/07/97      Purchase         27,000       22.560
                           3/10/97      Purchase         35,900       22.426
                           3/10/97      Purchase         40,000       22.435
                           3/10/97      Purchase          7,300       22.435
                           3/10/97      Purchase         23,100       22.678
                           3/11/97      Purchase         27,000       22.435
                           3/11/97      Purchase         30,600       22.435
                           3/12/97      Purchase         47,900       22.060
                           3/12/97      Purchase         15,900       21.941
                           3/12/97      Purchase         31,700       21.935


DUQUESNE LLC CLIENTS<F2>   02/21/97     Purchase          4,900       21.042
                           02/21/97     Purchase          6,100       21.101
                           02/21/97     Purchase          1,100       21.125
                           02/21/97     Purchase            100       21.062
                           02/21/97     Purchase          1,100       21.042
                           02/21/97     Purchase          1,400       21.101
                           02/21/97     Purchase            300       21.125
                           02/21/97     Purchase          9,000       21.042
                           02/21/97     Purchase         11,000       21.101



<F1>
Transactions effected at the direction of SFM LLC.

<F2>
Transactions effected at the direction of Duquesne LLC.

                           Date of      Nature of       Number        Price
For the Account of       Transaction   Transaction     of Shares     Per Share
------------------       -----------   -----------     ---------     ---------

DUQUESNE LLC CLIENTS<F2>   02/21/97     Purchase          2,100       21.125
                           02/21/97     Purchase            200       21.062
                           02/24/97     Purchase          5,100       21.841
                           02/24/97     Purchase          1,600       21.680
                           02/24/97     Purchase          1,100       21.841
                           02/24/97     Purchase            400       21.680
                           02/24/97     Purchase          9,300       21.841
                           02/24/97     Purchase          3,000       21.680
                           02/25/97     Purchase          2,500       22.042
                           02/25/97     Purchase          1,300       21.937
                           02/25/97     Purchase          5,100       21.956
                           02/25/97     Purchase            600       22.042



<F2>
Transactions effected at the direction of Duquesne LLC.

                           Date of      Nature of       Number        Price
For the Account of       Transaction   Transaction     of Shares     Per Share
------------------       -----------   -----------     ---------     ---------

DUQUESNE LLC CLIENTS<F2>   02/25/97     Purchase            300       21.937
                           02/25/97     Purchase          1,100       21.956
                           02/25/97     Purchase          4,400       22.042
                           02/25/97     Purchase          2,400       21.937
                           02/25/97     Purchase          9,300       21.956
                           02/26/97     Purchase          1,900       21.892
                           02/26/97     Purchase          5,300       21.875
                           02/26/97     Purchase          3,200       21.812
                           02/26/97     Purchase            400       21.892
                           02/26/97     Purchase          1,200       21.875
                           02/26/97     Purchase            700       21.812
                           02/26/97     Purchase          3,400       21.892
                           02/26/97     Purchase          9,500       21.875
                           02/26/97     Purchase          5,800       21.812
                           02/27/97     Purchase          4,100       22.338
                           02/27/97     Purchase          1,600       22.196
                           02/27/97     Purchase            900       22.338
                           02/27/97     Purchase            400       22.196
                           02/27/97     Purchase          7,500       22.338
                           02/27/97     Purchase          3,000       22.196
                           02/28/97     Purchase            900       22.363
                           02/28/97     Purchase          3,900       22.375
                           02/28/97     Purchase          5,800       22.321
                           02/28/97     Purchase          3,300       22.250
                           02/28/97     Purchase            200       22.363
                           02/28/97     Purchase            900       22.375
                           02/28/97     Purchase          1,300       22.321
                           02/28/97     Purchase            700       22.250
                           02/28/97     Purchase          1,700       22.363



<F2>
Transactions effected at the direction of Duquesne LLC.

                           Date of      Nature of       Number        Price
For the Account of       Transaction   Transaction     of Shares     Per Share
------------------       -----------   -----------     ---------     ---------

DUQUESNE LLC CLIENTS<F2>   02/28/97     Purchase          7,200       22.375
                           02/28/97     Purchase         10,400       22.321
                           02/28/97     Purchase          6,000       22.250
                           03/03/97     Purchase          4,300       22.101
                           03/03/97     Purchase          1,600       22.100
                           03/03/97     Purchase          1,600       22.000
                           03/03/97     Purchase          1,000       22.101
                           03/03/97     Purchase            400       22.100
                           03/03/97     Purchase            400       22.000
                           03/03/97     Purchase          7,700       22.101
                           03/03/97     Purchase          3,000       22.100
                           03/03/97     Purchase          3,000       22.000
                           03/04/97     Purchase          2,600       22.000
                           03/04/97     Purchase          3,400       22.042
                           03/04/97     Purchase            600       22.000
                           03/04/97     Purchase            800       22.042
                           03/04/97     Purchase          4,800       22.000
                           03/04/97     Purchase          6,300       22.042
                           03/05/97     Purchase          3,300       22.059
                           03/05/97     Purchase          2,600       22.125
                           03/05/97     Purchase          2,100       22.087
                           03/05/97     Purchase            700       22.059
                           03/05/97     Purchase            600       22.125
                           03/05/97     Purchase            500       22.087
                           03/05/97     Purchase          6,000       22.059
                           03/05/97     Purchase          4,800       22.125
                           03/05/97     Purchase          3,900       22.087
                           03/06/97     Purchase          3,300       22.446
                           03/06/97     Purchase            300       22.437




<F2>
Transactions effected at the direction of Duquesne LLC.

                           Date of      Nature of       Number        Price
For the Account of       Transaction   Transaction     of Shares     Per Share
------------------       -----------   -----------     ---------     ---------

DUQUESNE LLC CLIENTS<F2>   03/06/97     Purchase            700       22.446
                           03/06/97     Purchase            100       22.437
                           03/06/97     Purchase          6,000       22.446
                           03/06/97     Purchase            600       22.437
                           3/07/97      Purchase          1,800       22.500
                           3/07/97      Purchase          1,200       22.500
                           3/07/97      Purchase            200       22.500
                           3/07/97      Purchase            100       22.500
                           3/07/97      Purchase          1,000       22.500
                           3/07/97      Purchase            700       22.500
                           3/10/97      Purchase            500       22.375
                           3/10/97      Purchase          2,300       22.406
                           3/10/97      Purchase          6,000       22.375
                           3/10/97      Purchase            100       22.375
                           3/10/97      Purchase            300       22.406
                           3/10/97      Purchase            700       22.375
                           3/10/97      Purchase            200       22.375
                           3/10/97      Purchase          1,300       22.406
                           3/10/97      Purchase          3,300       22.375
                           3/11/97      Purchase          1,500       22.618
                           3/11/97      Purchase          2,000       22.375
                           3/11/97      Purchase          1,800       22.375
                           3/11/97      Purchase            200       22.618
                           3/11/97      Purchase            300       22.375
                           3/11/97      Purchase            300       22.375
                           3/11/97      Purchase            900       22.618




<F2>
Transactions effected at the direction of Duquesne LLC.

                           Date of      Nature of       Number        Price
For the Account of       Transaction   Transaction     of Shares     Per Share
------------------       -----------   -----------     ---------     ---------

DUQUESNE LLC CLIENTS<F2>   3/11/97      Purchase          1,100       22.375
                           3/11/97      Purchase          1,000       22.375
                           3/12/97      Purchase          1,100       21.875
                           3/12/97      Purchase            600       21.922
                           3/12/97      Purchase          1,700       22.000
                           3/12/97      Purchase            300       21.875
                           3/12/97      Purchase            100       21.922
                           3/12/97      Purchase            400       22.000
                           3/12/97      Purchase          2,100       21.875
                           3/12/97      Purchase          1,000       21.922
                           3/12/97      Purchase          3,200       22.000





<F2>
Transactions effected at the direction of Duquesne LLC.

                                EXHIBIT INDEX

A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus

C. Joint Filing Agreement dated March 13, 1997 by and among Soros Fund Management LLC, Mr. George Soros, Mr. Stanley F.
         Druckenmiller and Duquesne Capital Management, L.L.C.